UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

FOR THE MONTH OF SEPTEMBER, 2002
INTERIM REPORT FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2002

Commission file number 0 - 9079

REVENUE PROPERTIES COMPANY LIMITED
(*Incorporated under the laws of Ontario, Canada*)
THE COLONNADE, SUITE 300
131 BLOOR STREET WEST
TORONTO, ONTARIO, CANADA M5S 1R1
Tel: (416) 963-8100   Fax: (416) 963-8512

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
    Form 20-F __x__   Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes _____   No __x__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

"William I. Kennedy"

November 1, 2002   William I. Kennedy
                                       President

"Richard E. Fletcher"

November 1, 2002   Richard E. Fletcher, Vice-President, Finance
                                       Principal Financial and Accounting Officer

REVENUE PROPERTIES COMPANY LIMITED
Interim report for the three and nine months ended September 30, 2002

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

	September 30 2002	December 31 2001
ASSETS		
Rental properties	$108,155	$144,356
Properties held for development and sale	11,872	15,130
Cash and cash equivalents	4,765	126,444
Portfolio investments (Note 3)	45,616	--
Mortgages and advances receivable (Note 10)	25,824	8,728
Other assets	10,339	2,911
Future income tax asset	---	1,184
Discontinued operations (Note 8)	4,335	19,345
	$210,906	$318,098
LIABILITIES AND SHAREHOLDERS' EQUITY		
Long-term debt	$46,844	$49,157
Convertible debentures (Note 5)	45,328	118,210
Bank and other indebtedness	918	50,833
Accounts payable and deposits	10,961	15,819
Future income tax liability	6,454	--
	110,505	234,019
Shareholders' equity	100,401	84,079
	$210,906	$318,098

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME

(unaudited, in thousands of Canadian dollars, except per share amounts)	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
RENTAL OPERATIONS				
Revenue	**$13,203**	$14,891	**$44,173**	$44,866
Property operating expenses	**7,529**	9,000	**26,156**	28,032
	5,674	5,891	**18,017**	16,834
REAL ESTATE SALES				
Sales	**1,719**	---	**6,048**	---
Cost of sales	**1,524**	---	**5,706**	---
	195	---	**342**	---
Other operating expenses:				
Interest	**1,902**	4,205	**7,072**	15,544
General and administrative	**990**	1,046	**3,285**	3,447
Interest and other income	**(932)**	(1,284)	**(1,092)**	(1,562)
Foreign exchange loss (gain)	**368**	(596)	**644**	(596)
Depreciation and amortization	**1,154**	1,321	**4,260**	3,987
	3,482	4,692	**14,169**	20,820
OPERATING PROFIT (LOSS)	**2,387**	1,199	**4,190**	(3,986)
Reduction of foreign currency translation account	**---**	---	**10,520**	18,487
Gain on sale of rental property	**---**	---	**23,940**	---
Loss on redemption of convertible debentures (Note 5)	**---**	---	**(992)**	---
Diminution in value of real estate assets	**---**	---	**---**	(9,530)
Penalty on early debt repayment	**---**	---	**---**	(3,139)
Gain on sale of shares of PNP	**---**	---	**---**	23,574
Equity in earnings of PNP	**---**	---	**---**	12,018
Dividend income from PNP	**---**	1,071	**---**	1,935
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**2,387**	2,270	**37,658**	39,359
Income taxes				
Current	**89**	127	**(233)**	2,868
Future	**(189)**	1,310	**7,638**	2,241
	(100)	1,437	**7,405**	5,109
INCOME FROM CONTINUING OPERATIONS	**2,487**	833	**30,253**	34,250
Income (loss) from discontinued operations	**---**	129	**(533)**	1,111
NET INCOME	**$2,487**	$962	**$29,720**	$35,361
Per basic and diluted common share (Note 7)				
Income per common share from continuing operations				
Basic	**$0.02**	$0.00	**$0.43**	$0.50
Diluted	**$0.02**	$0.00	**$0.26**	$0.36
Net income per common share				
Basic	**$0.02**	$0.00	**$0.42**	$0.51
Diluted	**$0.02**	$0.00	**$0.25**	$0.37
Weighted average number of shares (in thousands)				
Basic	**64,152**	62,523	**64,095**	63,291
Diluted	**110,240**	62,708	**123,448**	110,867

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT

	Nine months ended September 30	
(unaudited, in thousands of Canadian dollars)	**2002**	2001
Deficit at beginning of year	**$174,981**	$112,071
Net income for the period	**(29,720)**	(35,361)
Dividends	**3,849**	7,564
Special dividend	**---**	95,769
Settlement of convertible debentures	**2,582**	2,407
Deficit at end of period	**$151,692**	$182,450

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS

	Three months ended September 30		Nine months ended September 30	
(unaudited, in thousands of Canadian dollars)	**2002**	2001	**2002**	2001
Income from continuing operations	**$2,487**	$833	**$30,253**	$34,250
Add (deduct) non-cash items:				
Depreciation and amortization	**1,228**	1,460	**4,482**	4,508
Future income taxes	**(189)**	1,310	**7,638**	2,241
Gain on sale of rental property	**---**	---	**(23,940)**	---
Loss on redemption of convertible debentures	**---**	---	**992**	---
Reduction of foreign currency translation account	**---**	---	**(10,520)**	(18,487)
Diminution in value of real estate assets	**---**	---	**---**	9,530
Penalty on early debt repayment	**---**	---	**---**	3,139
Other	**---**	215	**15**	404
Undistributed profit of equity accounted PNP	**---**	---	**---**	(2,083)
Gain on sale of shares of PNP	**---**	---	**---**	(23,574)
FUNDS FROM CONTINUING OPERATIONS	**$3,526**	$3,818	**$8,920**	$9,928

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended September 30		Nine months ended September 30	
(unaudited, in thousands of Canadian dollars)	**2002**	2001	**2002**	2001
OPERATING ACTIVITIES				
Funds from continuing operations	**$3,526**	$3,818	**$8,920**	$9,928
Re-leasing costs	**(605)**	(584)	**(1,176)**	(1,075)
Amortization of discount of convertible debentures	**129**	427	**556**	1,213
Net change in other assets and liabilities	**(1,940)**	3,109	**(2,424)**	(3,467)
	1,110	6,770	**5,876**	6,599
Cash flow from discontinued operations	**---**	218	**(304)**	1,557
	1,110	6,988	**5,572**	8,156
INVESTING ACTIVITIES				
Acquisition and development of real estate	**(1,029)**	(11,831)	**(6,679)**	(13,859)
Net proceeds from property sales	**1,568**	---	**63,388**	---
Acquisition of portfolio investments	**(44,378)**	---	**(44,378)**	---
Advance to related corporation (Note 10)	**(20,000)**	---	**(20,000)**	---
Change in restricted cash	**(2,203)**	554	**(4,060)**	5,782
Net proceeds from sale of PNP shares	**---**	---	**---**	320,180
	(66,042)	(11,277)	**(11,729)**	312,103
Net proceeds from discontinued operations	**---**	(243)	**13,797**	(941)
	(66,042)	(11,520)	**2,068**	311,162
FINANCING ACTIVITIES				
Issue of capital stock	**5**	1,472	**185**	1,684
Reduction in long-term debt and bank indebtedness	**(1,206)**	(66,083)	**(51,595)**	(174,054)
Repurchase of capital stock	**---**	(3,445)	**---**	(5,545)
Dividends paid	**(1,283)**	(3,752)	**(3,849)**	(7,564)
Redemption and repurchase of convertible debentures	**---**	(59)	**(71,064)**	(613)
Settlement of convertible debentures	**(889)**	(803)	**(2,582)**	(2,407)
	(3,373)	(72,670)	**(128,905)**	(188,499)
Reduction in debt of discontinued operations	**---**	(231)	**(59)**	(15,187)
	(3,373)	(72,901)	**(128,964)**	(203,686)
TOTAL CASH PROVIDED (USED)	**(68,305)**	(77,433)	**(121,324)**	115,632
Effect of foreign currency translation on cash balances	**47**	(346)	**(355)**	(2,082)
Cash and cash equivalents at beginning of period	**73,023**	195,134	**126,444**	3,805
Cash and cash equivalents at end of period	**$4,765**	$117,355	**$4,765**	$117,355
Supplemental cash flow information:				
Cash interest paid	**$2,474**	$5,719	**$9,403**	$17,393
Cash income taxes paid	**60**	60	**180**	7,272

During the nine months ended September 30, 2002, sales of the Company's interest in 109 lots in Guelph, Ontario were completed for $4,329, which was satisfied by mortgages receivable of $3,148 and cash for the balance.

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002

1. BASIS OF PRESENTATION

Revenue Properties Company Limited's (the "Company") significant accounting policies as documented in Note 1 of the most recent annual consolidated financial statements have been applied consistently for the period ended September 30, 2002, except as disclosed in Note 2 - Share based compensation. These unaudited interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

2. SHARE BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standard, Stock-Based Compensation and Other Stock-Based Payments, Section 3870. The only share-based compensation or payment granted by the Company is pursuant to its share option plan. The accounting for the share option plan has not changed as a result of the new standard.

If the Company had adopted the fair value based method of accounting for its share option plan, the Company's pro forma compensation expense would have decreased net income by $29,000 for the three months ended September 30, 2002 (decreased net income by $87,000 for the nine months ended September 30, 2002), which would have no impact on the basic and diluted earnings per share as reported. The grant-date fair value of options granted during the nine months ended September 30, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years. As the accounting standard is to be applied to all awards granted subsequent to January 1, 2002, the effective date of the Section, the pro forma disclosure excludes the effect of the awards granted before January 1, 2002.

A summary of the status of the Company's share option plan as of September 30, 2002 and the changes during the period then ended is presented below:

(in thousands, except per share amounts)	Outstanding share options	Weighted average price
Options outstanding at January 1, 2002	1,241	$1.18
Options granted	545	$1.57
Options exercised	(282)	$0.65
Options cancelled	(30)	---
Options outstanding at September 30, 2002	1,474	$1.42
Options exercisable at September 30, 2002	919	$1.55

For options outstanding as at September 30, 2002, the range of exercise prices and the weighted average exercise price is as follows:

(in thousands, except per share amounts)	Number of share options- exercisable / total	Weighted average exercise price- exercisable / total	Weighted average remaining life
$0.45 - $0.53	178 / 382	$0.50 / $0.52	3.18 years
$1.57 - $2.35	741 / 1,092	$1.81 / $1.73	2.36 years

3. PORTFOLIO INVESTMENTS

The portfolio of marketable securities is carried at cost plus accrued interest of $1,265,000. The market value of such securities was $43,704,000 at September 30, 2002 and $44,352,000 at October 31, 2002. In the event of a decline in the value of a security that is other than temporary, the investment will be written down to the estimated recoverable amount.

4. SEGMENTED INFORMATION

(in thousands of Canadian dollars)	2002			2001		
	Retail	Residential	Total	Retail	Residential	Total
Three months ended September 30						
Revenues	$10,169	$3,034	$13,203	$8,890	$6,001	$14,891
Operating expenses	5,149	2,380	7,529	4,679	4,321	9,000
Total	$5,020	$654	$5,674	$4,211	$1,680	$5,891
Nine months ended September 30						
Revenues	$29,780	$14,393	$44,173	$27,079	$17,787	$44,866
Operating expenses	15,094	11,062	26,156	14,403	13,629	28,032
Total	$14,686	$3,331	$18,017	$12,676	$4,158	$16,834
	As at September 30, 2002			As at December 31, 2001		
Rental properties	$93,233	$14,922	$108,155	$94,498	$49,858	$144,356

5. CONVERTIBLE DEBENTURES

(in thousands of Canadian dollars, unless otherwise noted)

	Conversion			Principal amount	
Rate	price	Due date		September 30, 2002	December 31, 2001
6.0%	US$1.82	March 1, 2004		US$17,158	US$34,599
6.0%	$2.89	March 1, 2004	(a)	$27,233	$55,109
7.0%	$1.74	December 31, 2006	(b)	79,715	79,715
7.5%	---	---		---	44,961

(a) In April 2002, the Company repurchased US$17,441,000 (CDN $27,403,000) principal amount of the 6% US denominated convertible debentures, due March 1, 2004, resulting in a gain of CDN$101,000 and a net increase to shareholders' equity of $250,000. The debentures were repurchased pursuant to a substantial Issuer Bid at the price of US$950 cash for each US$1,000 principal amount plus accrued and unpaid interest.

(b) In January 2002, the Company redeemed and cancelled all of its outstanding 7.5% convertible debentures, which were to mature October 1, 2003. The redemption resulted in a loss of $1,093,000 and a net reduction to shareholders' equity of $900,000.

6. COMMON SHARES

(in thousands)	September 30, 2002	December 31, 2001
Common shares outstanding	64,156	63,869
Share options outstanding	1,474	1,241

During the nine months ended September 30, 2002, the Company did not purchase any common shares pursuant to the Normal Course Issuer Bid filed with the Toronto Stock Exchange.

7. INCOME PER COMMON SHARE
A reconciliation of the number of shares used in the computation of basic and diluted income per share from both continuing operations and net income is as follows:

(in thousands)	Three months		Nine months	
	2002	2001	2002	2001
Weighted average number of shares for basic income per share	64,152	62,523	64,095	63,291
Effect of conversion of debentures (where dilutive)	45,813	---	59,066	47,484
Effect of dilutive share options	275	185	287	92
Weighted average number of shares for diluted income per share	110,240	62,708	123,448	110,867

8. DISCONTINUED OPERATIONS

At the end of April 2002, PT Gaming LLC ("PT's") concluded the sale of its gaming assets, excluding the small casino. The Company recorded a loss of approximately CDN$344,000 (US$217,000) and received CDN$10,900,000 (US$7,200,000) from PT's. The Company's remaining net investment in gaming is approximately CDN$2,300,000 (US$1,500,000), after recording a provision of CDN$490,000 (US$310,000) in the second quarter. The Company has entered into an agreement to sell its interest in the casino to its partners for consideration equal to the net book value that will close after the transaction is approved by the appropriate authorities.

9. EXCHANGE RATES

	2002	2001	2002	2001
	US$ to Canadian $		Canadian $ to US$	
Average rate, nine months ended September 30	$1.5703	$1.5381	$0.6368	$0.6502
Average rate, three months ended September 30	$1.5628	$1.5450	$0.6399	$0.6472
Period end rate at September 30	$1.5872	$1.5785	$0.6300	$0.6335
Period end rate at December 31		$1.5928		$0.6278

10. ADVANCE TO RELATED CORPORATION

In July 2002, the Company advanced $20,000,000 on an unsecured basis, to Morguard Corporation, its ultimate parent. The demand loan is interest bearing at the 30-day banker's acceptance rate plus 175 basis points. Interest earned from this loan during the three months ended September 30, 2002 was $175,000.

11. SUBSEQUENT EVENT

In October 2002, the Company completed the sale of the residential properties, referred to as Riverside Residences (Kipling Avenue). The sale of Riverside will result in a gain of approximately $5,200,000. The proceeds of $42,000,000 were used for general corporate purposes.

REPORT TO SHAREHOLDERS

Income from continuing operations for the three months ended September 30, 2002 was $2.5 million or 2 cents per share, compared with $0.8 million (0 cents per share) in 2001.

Income from continuing operations for the nine months was $30.3 million (43 cents per share) in 2002, compared to $34.2 million (50 cents per share) in 2001 while net income was $29.7 million (42 cents per share) compared to $35.4 million (51 cents per share) in 2001. This year, income was increased by the gain on the sale of a residential property, The Oaks, of $23.9 million and a non-cash realization of $10.5 million related to the foreign currency translation account following the repatriation of cash in January, offset by a $1.0 million non-cash loss on the early redemption of convertible debentures. In 2001, income related to Pan Pacific Retail Properties, Inc ("PNP") totaled $37.5 million.

On a same property basis, the gross profit from rental operations increased 10% to $5.1 million for the quarter and 6% to $14.5 million for the nine months, with all major properties contributing to the improvement. Gross profit decreased 4% to $5.7 million during the quarter due to the sale of The Oaks in June 2002, offset in part by the acquisition of the remaining 50% of Prairie Mall in September 2001.

The Company and its partners sold the land in Guelph Township, Ontario, held for future development for cash. As a result, a profit of $0.2 million was recorded in the quarter.

Using the proceeds from the sale of the PNP shares during 2001 and the repayment of the residential mortgages related to the sale, interest costs decreased by $2.3 million to $1.9 million in the current quarter. The decreased interest charges resulted in the Company earning an operating profit of $2.4 million, compared to $1.2 million for the comparable period in 2001. For the year to date, the operating profit was $4.2 million compared to an operating loss of $4.0 million last year.

The primary indicator of performance for management continues to be funds from continuing operations ("FFO"). FFO for the quarter and nine months ending September 30, 2002 were $3.5 million ($3.8 million for the same period in 2001) and $8.9 million ($9.9 million in 2001), respectively. Last year, FFO for the nine months included PNP dividends of $11.9 million.

The computation of funds from continuing operations may differ from the methodology utilized by other real estate companies and, therefore, may not be comparable to such other real estate companies. FFO is not indicative of funds available for the Company's cash needs.

The Company began the year with a cash balance of $126 million. Major uses of the cash included $71 million for the redemption of convertible debentures and $50 million to repay bank indebtedness. A mortgage was arranged, secured against East York Town Centre, generating cash of $20 million, the sale by P.T. Gaming LLC of the sports bars generated $13 million and the sale of The Oaks generated $41 million after the repayment of $18 million of mortgages secured against the properties.

In July, the Company, in order to increase the return on the substantial cash balance, invested $44 million in a portfolio of 10 corporate bonds and advanced $20 million to Morguard Corporation, a related party, by way of a demand loan at a market rate of interest set monthly. The cash balance at September 30, 2002 was $4.8 million.

Early in October, the Company completed the purchase and sale of the residential project, referred to as Riverside Residences, generating cash of $11 million. A gain of $5.2 million will be recorded in the fourth quarter results.

As a result of both The Oaks and Riverside sales, the Company's future rental income will decrease by approximately $4.5 million annually and interest expense will decrease by $1.4 million. In addition, the Company has cash of $16 million for investment.

The Company announced in August that its wholly owned subsidiary, RPC Gaming, Inc. had entered into a definitive agreement to sell its interest in the remaining casino property owned by P.T. Gaming LLC to its Nevada partners for approximately $3 million, including the assumption of $2 million of debt. The closing of this transaction is conditional only upon the parties obtaining all necessary regulatory approvals, which are expected in December 2002. Upon closing of this transaction, the Company will have completed its plan to end its involvement in gaming in Nevada.

To October 31, 2002, the Company has not acquired any common shares under the Normal Course Issuer Bid while 4,167 options were exercised at an average price of $1.15 per share.

The Company also announced today that it had declared the fourth quarterly dividend of 2 cents per common share, payable on December 18, 2002 to shareholders of record on December 10, 2002.

On behalf of the Board of Directors,

"William I. Kennedy"   *"Richard E. Fletcher"*
William I. Kennedy   Richard E. Fletcher
President   Vice-President, Finance and
                                                                Chief Financial Officer

November 1, 2002